March 4, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Ivan Griswold, Staff Attorney Kathleen Collins, Accounting Branch Chief Melissa Kindelan, Staff Accountant

Re:	Marin Software Incorporated Registration Statement on Form S-1 Filed on February 13, 2013 File No. 333-186669

Ladies and Gentlemen:

On behalf of Marin Software Incorporated (the “Company”), we are concurrently filing under the Securities Act of 1933, as amended, the Registration Statement on Form S-1 (File No. 333-186669), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on December 14, 2012 and was filed with the Commission on February 13, 2013 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated March 1, 2013 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Registration Statement in paper format, marked to show changes from the Registration Statement filed on February 13, 2013.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures and add its audited consolidated financial statements for 2012.

General

1.	Please update the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Registration Statement to update the financial statements and related disclosures for 2012.

United States Securities and Exchange Commission

Division of Corporation Finance

March 4, 2013

2.	We are in receipt of your submission of proposed graphics; please note that comments regarding graphics will be conveyed separately.

The Company acknowledges the Staff’s comment.

Our Solution

Business Benefits, page 3

3.	We note your revised disclosures in response to prior comment 2. Please ensure that the cautionary language regarding survey limitations is also included in the prospectus summary, and anywhere else the survey results are referenced. Further, in order to provide additional context to the survey results, please ensure that the aggregate number of users to whom you sent the survey is disclosed in any survey-related disclosures.

In response to the Staff’s comment, the Company has revised the Registration Statement on pages 3 and 80.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 44

4.	We note from your response to prior comment 5 that while the number of active advertisers and the amount of annualized advertising spend are considered key metrics in analyzing your business, you do not believe that there are strong correlations between these metrics and the amount of increased revenues period over period. Please further revise your metric disclosures to include a discussion of the limitations in directly correlating these metrics to your revenue growth as indicated in your response.

In response to the Staff’s comment, the Company has revised the Registration Statement on page 45.

Business

Business Benefits, page 77

5.	We note your response to prior comment 7, and corresponding amendments to the registration statement in which you state that you believe that the customers represented in the study provide a representative sample of your customer base. Please provide your analysis underlying this belief.

The Company respectfully advises the Staff that following further review of the customers included in the Company’s case study and the results thereof, the Company has removed the aggregate case study results that had been on page 77 of the Registration Statement.

* * * * * * *

United States Securities and Exchange Commission

Division of Corporation Finance

March 4, 2013

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, Michael A. Brown, Esq. at (415) 875-2432.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Christopher A. Lien, Chief Executive Officer

John A. Kaelle, Chief Financial Officer

Rashmi Garde, General Counsel

Marin Software Incorporated

Michael A. Brown, Esq.

Fenwick & West LLP

Douglas D. Smith, Esq.

Stewart L. McDowell, Esq.

Gibson Dunn & Crutcher LLP

Stephane Berthier

PricewaterhouseCoopers LLP